N E W S R E L E A S E

May 18, 2011

Nevsun Declares Inaugural Semi-Annual Dividend

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce that the Company’s Board of Directors has approved a semi-annual cash dividend of US$0.03 cents per common share (US$0.06 per common share annually).  The dividend is payable on July 15, 2011 to shareholders of record as of the start of business on June 30, 2011.

"The successful startup of the high grade, low cost Bisha mine is the start of significant cash flow for the Company.  We are focused on significant internal reserve expansion at Bisha, as we strive to double our reserves this year, while also reviewing additional opportunities for Nevsun.” said Cliff Davis, Chief Executive Officer.  “With $103 million cash at quarter end and significant ongoing cash flow, Nevsun is well positioned to fund this growth and provide a dividend return to our shareholders."

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Forward Looking Statements: The above contains forward-looking statements regarding future dividend payments, resource/reserve potential at Bisha and ongoing cash flow.  Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, other than required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-11.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com